Exhibit XXII

EIB Capital, Governance and Financial Settlement Update

On March 29, 2017 the United Kingdom notified the European Council of its decision to withdraw from the European Union (“EU”) pursuant to Article 50 of the Treaty on European Union (“TEU”). As of February 1, 2020, in accordance with Article 50 TEU and the Agreement on the withdrawal of the United Kingdom of Great Britain and Northern Ireland from the European Union and the European Atomic Energy Community (the “Withdrawal Agreement”), the United Kingdom ceased to be an EU Member State. The withdrawal of the United Kingdom from the EU automatically resulted in the termination of its membership of the European Investment Bank (“EIB”) and its share of the EIB’s subscribed capital.

Effective February 1, 2020, the share of the United Kingdom in respect of the EIB’s subscribed capital was fully replaced by a pro rata capital increase of the remaining EU Member States. This capital replacement covered both the paid-in part as well as the uncalled part of the subscribed capital of the United Kingdom in the EIB. The replacement of the paid-in part was financed by converting EIB reserves into paid-in subscribed capital. As a result of the capital increase, each remaining EU Member State increased pro rata its uncalled (but callable) stake in the EIB’s subscribed capital.

In addition, the capital subscribed by Poland and Romania in the EIB will be increased by EUR 5,386,000,000 and EUR 125,452,381, respectively. This capital increase will take effect on March 1, 2020, one month after the withdrawal of the United Kingdom from the EU. Poland and Romania will pay the paid-in portion of their increase in the EIB’s subscribed capital and contribute to the EIB reserves in ten equal semi-annual instalments.

Furthermore, a number of amendments to the EIB Statute have and will become effective following the withdrawal of the United Kingdom from the EU. A first set of changes to the EIB Statute entered into force on February 1, 2020. These statutory amendments included the removal of references to the United Kingdom in the EIB Statute, reflecting the termination of UK membership of the EIB. Several changes to governance provisions also became effective at that time, including an increase in the number of alternate members of the EIB’s Board of Directors and the introduction of qualified majority voting for the approval of the EIB’s Operational Plan, its Rules of Procedure and the appointment of members of its Management Committee. A second set of amendments to the EIB Statute in respect of the capital increase of Poland and Romania and related governance changes will enter into force on March 1, 2020.

The Withdrawal Agreement contains, among other things, several provisions governing the financial settlement in respect of the EIB as a result of the termination of UK membership of the EIB. In accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the United Kingdom shall remain liable, under its former share of the subscribed capital in the EIB, for the EIB’s pre-withdrawal exposure. The United Kingdom shall also remain liable for other EIB risks as long as such risks are not related to post-withdrawal lending. In addition, in accordance with the provisions laid down in Article 150 of the Withdrawal Agreement, the EIB shall pay to the United Kingdom on behalf of the EU an amount equal to the UK share of the paid-in capital of the EIB in twelve annual instalments. Except for such repayment of the UK paid-in capital, the EIB shall not be obliged to make any other payment, return or remuneration to the United Kingdom in connection with the termination of its membership of the EIB or on account of the retention by the United Kingdom of certain liabilities as described in the relevant provisions of the Withdrawal Agreement.